FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	May	…………………………………………………… ,	2014

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………………

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)

Date….	May 14, 2014	By……/s/…… Shinichi Aoyama ………
(Signature)*

Shinichi Aoyama
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the first quarter ended March 31, 2014

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the first quarter ended

March 31, 2014

CANON  INC.

Tokyo, Japan

CONTENTS

			Page

I	Corporate Information

	(1)	Consolidated Financial Summary	2

	(2)	Description of Business	2

II	The Business

	(1)	Risk Factors	3

	(2)	Significant Business Contracts Entered into in the First Quarter of Fiscal 2014	3

	(3)	Operating Results	3

III	Company Information

	(1)	Shares	7

	(2)	Directors and Executive Officers	9

IV	Financial Statements

	(1)	Consolidated Financial Statements	10

	(2)	Other Information	36

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I . Corporate Information

(1)	Consolidated Financial Summary

	Millions of yen (except per share amounts)

	Three months ended March 31, 2014	Three months ended March 31, 2013	Year ended December 31, 2013

Net sales	868,312	816,653	3,731,380

Income before income taxes	79,191	60,255	347,604

Net income attributable to Canon Inc.	47,610	40,913	230,483

Comprehensive income	32,838	128,372	532,429

Canon Inc. stockholders’ equity	2,816,450	2,643,526	2,910,262

Total equity	2,974,303	2,800,598	3,066,777

Total assets	4,064,480	3,934,093	4,242,710

Net income attributable to Canon Inc. stockholders per share:

Basic (yen)	42.11	35.49	200.78

Diluted (yen)	42.11	35.49	200.78

Canon Inc. stockholders’ equity to total assets (%)	69.3	67.2	68.6

Cash flows from operating activities	132,254	55,414	507,642

Cash flows from investing activities	(56,475)	(73,403)	(250,212)

Cash flows from financing activities	(125,744)	(84,061)	(222,181)

Cash and cash equivalents at end of period	727,091	592,992	788,909

 Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Consumption tax is excluded from the stated amount of net sales.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in sections “II. The Business” is also in conformity with U.S.GAAP.

Canon (consisting of the Company, 255 consolidated subsidiaries and 11 affiliates accounted for using the equity method, collectively, the “Group”) is engaged in the development, manufacture, sale and service primarily in the fields of office, imaging system, industry and others. No material change in Canon’s business has occurred during the three months ended March 31, 2014.

No additions or removals of significant group entities have occurred during the three months ended March 31, 2014.

II.    The Business

(1)	Risk Factors

No material changes are recognized pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken houkokusho) of the previous fiscal year.

(2)	Significant Business Contracts Entered into in the First Quarter of Fiscal 2014

No material contracts were entered into during the three months ended March 31, 2014.

(3)	Operating Results

Looking back at the global economy in the first quarter of 2014, economic indicators show that the U.S. economy recovered smoothly despite the temporary impact of the major cold wave that struck the country. In Europe, Germany has led a moderate economic recovery. The Chinese economy remained weak while other emerging countries also faced slowdowns primarily owing to the currency depreciation. The Japanese economy enjoyed significant expansion leading up to the hike in the country’s consumption tax. As a result, the global economy overall continued realizing moderate growth.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (MFDs) and laser printers maintained steady growth. Demand for interchangeable-lens digital cameras increased in Japan, fueled by a pickup in demand before the consumption tax increase, and demand overseas showed signs of recovery in Europe and China. As for digital compact cameras, demand continued to shrink in both developed countries as well as emerging markets. Looking at inkjet printers, although demand increased in Japan, overall market demand decreased slightly from the previous year. In the industry and others sector, a rebound in capital investment for memory devices led to a pickup in demand for semiconductor lithography equipment, and demand for lithography equipment used in the production of FPD showed modest recovery for large-size panels.

The average value of the yen during the quarter was ¥102.69 against the U.S. dollar, a year on year depreciation of approximately ¥10, and ¥140.77 against the euro, a year on year depreciation of approximately ¥18.

During the first quarter, MFDs and laser printers enjoyed steady growth that has continued from the previous year. Despite harsh market conditions, including the effects of shrinking demand for digital compact cameras, net sales of consumables for inkjet printers increased. As for industrial equipment, sales grew considerably compared with the severe market conditions from the corresponding period of the previous year. Consequently, first quarter net sales increased 6.3% year on year to ¥868.3 billion, which also reflects the positive effect of favorable currency exchange rates. The gross profit ratio rose 2.4 points year on year to 49.7% thanks to ongoing cost-cutting efforts along with the depreciation of the yen. Despite an increase in foreign-currency-denominated operating expenses after conversion into yen due to the depreciation of the yen, Group-wide efforts to thoroughly reduce spending contributed to limiting the increase in operating expenses to just ¥348.8 billion, an increase of 5.3% year on year. As a result, operating profit increased by 50.9% to ¥82.6 billion. Other income (deductions) decreased by ¥8.9 billion due to foreign currency exchange losses while income before income taxes increased by 31.4% year on year to ¥79.2 billion. Net income attributable to Canon Inc. increased by 16.4% to ¥47.6 billion due to the decrease in tax rate because of the early repeal of the special reconstruction corporate tax.

Basic net income attributable to Canon Inc. stockholders per share for the quarter was ¥42.11, a year on year increase of ¥6.62.

(3)	Operating Results (continued)

Looking at Canon’s quarterly performance by business unit, within the Office Business Unit, as for office MFDs, sales of color models increased from the year-ago period, led by the imageRUNNER ADVANCE C5200/C2200 series. With regard to digital production printing systems, sales volume for the imagePRESS C6011/C6010 series increased. As for high-speed continuous-feed printers and wide-format printers, sales of the Océ ColorStream 3000 series showed solid growth. Among laser printers, color multifunction models recorded healthy growth, contributing to a year on year increase in sales volume. As a result, sales for the business unit totaled ¥509.2 billion, a year on year increase of 9.7%, while operating profit totaled ¥72.5 billion, increasing 20.6%.

Within the Imaging System Business Unit, although sales volume of interchangeable-lens digital cameras declined as a result of optimization of inventories in the market, the advanced-amateur-model EOS 70D and new entry-level EOS Rebel T5 digital SLR cameras realized healthy growth, contributing to Canon maintaining the world’s top market share for unit sales. As for digital compact cameras, although total sales volume declined due to the contraction of the market and the increasing popularity of smartphones, sales volume for high-added-value models, featuring high image quality and high magnification zoom capabilities increased from the previous year. As for inkjet printers, although sales volume declined from the same period of the previous year, sales of consumables enjoyed healthy growth. As a result, sales for the business unit decreased by 1.8% to ¥292.8 billion year on year, while operating profit totaled ¥42.0 billion, an increase of 47.6%.

In the Industry and Others Business Unit, within the semiconductor lithography equipment, renewed investment in capital expenditure by memory manufactures led to increased first-quarter unit sales of lithography equipment for memory devices, and the recovery trend in investment for large-size panels fueled increased unit sales of FPD lithography equipment. Looking at medical equipment, sales volume for Canon’s mainstay digital radiography systems steadily increased. Consequently, sales for the business unit totaled ¥89.8 billion, an increase of 19.6% year on year, while operating profit recorded a loss of ¥7.6 billion owing to the upfront investment.

(3)	Operating Results (continued)

First-quarter results by major geographic area are summarized as follows:

Japan

Due to a pickup in demand before the consumption tax increase, net sales for the first quarter increased 3.0% from the year-ago period to ¥615.7 billion. Operating profit increased 20.6% year on year to ¥76.9 billion for the quarter.

Americas

Despite the depreciation of the yen against the U.S. dollar, net sales for the first quarter decreased 1.3% from the year-ago period to ¥228.9 billion due to historically cold weather. Operating profit for the quarter totaled ¥4.6 billion, an increase of 37.3% year on year.

Europe

Demand for MFDs and interchangeable-lens digital cameras showed signs of recovery. Along with the effect of depreciation of the yen, sales for the first quarter increased by 5.6% from the same period of the previous year to ¥273.0 billion. Operating profit for the first quarter also posted a surplus of ¥5.0 billion.

Asia and Oceania

Sales of digital compact cameras faced harsh conditions. MFDs, on the other hand, showed steady sales growth. As a consequence of the above, as well as positive impact of depreciation of the yen, sales increased by 0.6% to ¥361.5 billion for the first quarter. Operating profit increased 19.0% to ¥16.9 billion for the first quarter.

(3)	Operating Results (continued)

Cash Flows

During the first quarter of 2014, cash flow from operating activities totaled ¥132.3 billion, an increase of ¥76.8 billion compared with the previous year due to the increase in profit and the change in trade receivables and trade payables. Cash flow from investing activities decreased ¥16.9 billion year on year to ¥56.5 billion as a result of decreased capital investment due to focusing on new products. Accordingly, free cash flow totaled ¥75.8 billion, an increase of ¥93.7 billion compared with the corresponding year-ago period.

Cash flow from financing activities recorded an outlay of ¥125.7 billion, mainly arising from the dividend payout and the repurchasing of treasury stock.

Owing to these factors, as well as the negative impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥61.8 billion to ¥727.1 billion from the end of the previous year.

Management Issues to be Addressed

No material changes or issues with respect to business operations and finances have occurred during the three months ended March 31, 2014.

Research and Development Expenditures

Canon’s research and development expenditures for the three months ended March 31, 2014 totaled ¥74.8 billion.

Property, Plant and Equipment

(1)    Major Property, Plant and Equipment

There were no significant changes to the status of existing major property, plant and equipment during the three months ended March 31, 2014.

(2)    Prospect of Capital Investment in the First Quarter of Fiscal 2014

There were no significant new constructions of property, plant and equipment, which were in progress as of December 31, 2013 and were completed during the three months ended March 31, 2014.

There were no significant changes in the plans relevant to the retirement of property, plant and equipment during the three months ended March 31, 2014. Moreover, there were no significant additional plans for new construction or retirement of property, plant and equipment during the three months ended March 31, 2014.

III . Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of March 31, 2014

Total number of issued shares	1,333,763,464

Stock Acquisition Rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Rights Plan

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of March 31, 2014
Issued Shares (Number of shares)	-	1,333,763,464
Common Stock (millions of yen)	-	174,762
Additional Paid-in Capital (millions of yen)	-	306,288

Major Shareholders

Not applicable.

(1)	Shares (continued)

Voting Rights

	As of March 31, 2014

Classification	Number of shares (shares)	Number of voting rights (units)

Shares without voting rights	-	-

Shares with restricted voting rights (Treasury stock, etc.)	-	-

Shares with restricted voting rights (Others)	-	-

Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 212,723,600	-

Shares with full voting rights (Others)	1,119,348,800	11,193,488

Fractional unit shares (Note)	1,691,064	-

Total number of issued shares	1,333,763,464	-

Total voting rights held by all shareholders	-	11,193,488

Note:

In “Fractional unit shares” under “Number of shares,” 93 shares of treasury stock are included.

Treasury Stock, etc.

	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued

Canon Inc.	212,723,600	15.95%

Total	212,723,600	15.95%

(2)	Directors and Executive Officers

There were no changes in members of directors and their functions between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2013 and the end of this quarter.

There were no changes in members of executive officers and their functions between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2013 and the end of this quarter.

IV . Financial Statements (Unaudited)

(1)	Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	Millions of yen
	March 31, 2014	December 31, 2013

Assets
Current assets:
Cash and cash equivalents (Note 14)	727,091	788,909
Short-term investments (Note 2)	45,880	47,914
Trade receivables, net (Note 3)	537,295	608,741
Inventories (Note 4)	549,537	553,773
Prepaid expenses and other current assets (Notes 10 and 14)	292,935	286,605

Total current assets	2,152,738	2,285,942

Noncurrent receivables (Note 11)	18,714	19,276
Investments (Note 2)	68,232	70,358
Property, plant and equipment, net (Note 5)	1,255,434	1,278,730
Intangible assets, net	143,363	145,075
Other assets (Note 14)	425,999	443,329

Total assets	4,064,480	4,242,710

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

	Millions of yen
	March 31, 2014	December 31, 2013

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt	1,098	1,299
Trade payables (Note 6)	304,831	307,157
Accrued income taxes	36,166	53,196
Accrued expenses (Note 11)	297,922	315,536
Other current liabilities (Note 10)	151,138	171,119

Total current liabilities	791,155	848,307

Long-term debt, excluding current installments	1,140	1,448
Accrued pension and severance cost	204,512	229,664
Other noncurrent liabilities	93,370	96,514

Total liabilities	1,090,177	1,175,933

Commitments and contingent liabilities (Note 11)

Equity:
Canon Inc. stockholders’ equity (Note 7):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	402,029	402,029
Legal reserve	63,798	63,091
Retained earnings	3,185,684	3,212,692
Accumulated other comprehensive income (loss) (Note 8)	(98,151)	(80,646)
Treasury stock, at cost	(911,672)	(861,666)
(Number of shares)	(212,723,693)	(196,764,060)

Total Canon Inc. stockholders’ equity	2,816,450	2,910,262
Noncontrolling interests (Note 7)	157,853	156,515

Total equity (Note 7)	2,974,303	3,066,777

Total liabilities and equity	4,064,480	4,242,710

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Three months ended March 31, 2014	Three months ended March 31, 2013

Net sales	868,312	816,653

Cost of sales	436,830	430,740

Gross profit	431,482	385,913

Operating expenses:
Selling, general and administrative expenses (Note 14)	274,025	257,624
Research and development expenses	74,818	73,516

	348,843	331,140

Operating profit	82,639	54,773

Other income (deductions):
Interest and dividend income	1,604	1,036
Interest expense	(103)	(105)
Other, net (Notes 10, 13 and 14)	(4,949)	4,551

	(3,448)	5,482

Income before income taxes	79,191	60,255

Income taxes	28,613	18,528

Consolidated net income	50,578	41,727

Less: Net income attributable to noncontrolling interests	2,968	814

Net income attributable to Canon Inc.	47,610	40,913

	Yen	Yen
Net income attributable to Canon Inc. stockholders per share (Note 9):
Basic	42.11	35.49
Diluted	42.11	35.49

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three months ended March 31, 2014	Three months ended March 31, 2013

Consolidated net income	50,578	41,727
Other comprehensive income (loss), net of tax (Note 8):
Foreign currency translation adjustments	(32,736)	85,600
Net unrealized gains and losses on securities	(1,319)	1,126
Net gains and losses on derivative instruments	2,378	935
Pension liability adjustments	13,937	(1,016)

	(17,740)	86,645

Comprehensive income (Note 7)	32,838	128,372
Less: Comprehensive income attributable to noncontrolling interests	2,733	1,628

Comprehensive income attributable to Canon Inc.	30,105	126,744

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Millions of yen
	Three months ended March 31, 2014	Three months ended March 31, 2013
Cash flows from operating activities:
Consolidated net income	50,578	41,727
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	61,352	64,340
Loss on disposal of fixed assets	2,647	2,126
Deferred income taxes	4,212	460
Decrease in trade receivables	61,575	88,732
Increase in inventories	(6,945)	(7,022)
Increase (decrease) in trade payables	6,651	(43,565)
Decrease in accrued income taxes	(16,677)	(26,212)
Decrease in accrued expenses	(12,162)	(26,782)
Decrease in accrued (prepaid) pension and severance cost	(6,326)	(1,136)
Other, net	(12,651)	(37,254)

Net cash provided by operating activities	132,254	55,414

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(57,418)	(62,826)
Proceeds from sale of fixed assets (Note 5)	1,861	785
Purchases of available-for-sale securities	(122)	(155)
Proceeds from sale and maturity of available-for-sale securities	-	1,662
(Increase) decrease in time deposits, net	25	(7,408)
Acquisitions of subsidiaries, net of cash acquired	(980)	(4,914)
Purchases of other investments	-	(209)
Other, net	159	(338)

Net cash used in investing activities	(56,475)	(73,403)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	179	490
Repayments of long-term debt	(580)	(988)
Decrease in short-term loans, net	(41)	(532)
Dividends paid	(73,905)	(80,695)
Repurchases of treasury stock, net	(50,006)	(4)
Other, net	(1,391)	(2,332)

Net cash used in financing activities	(125,744)	(84,061)

Effect of exchange rate changes on cash and cash equivalents	(11,853)	28,364

Net change in cash and cash equivalents	(61,818)	(73,686)

Cash and cash equivalents at beginning of period	788,909	666,678

Cash and cash equivalents at end of period	727,091	592,992

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	76	68
Income taxes	46,864	53,449

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain disclosures have been omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method as of March 31, 2014 and December 31, 2013 are summarized as follows:

	March 31, 2014	December 31, 2013
Consolidated subsidiaries	255	257
Affiliated companies	11	11

Total	266	268

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities included in investments by major security type at March 31, 2014 and December 31, 2013 were as follows:

	Millions of yen
	March 31, 2014
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Noncurrent:
Government bonds	330	-	30	300
Corporate bonds	488	24	32	480
Fund trusts	84	-	-	84
Equity securities	18,214	14,309	34	32,489

	19,116	14,333	96	33,353

	Millions of yen
	December 31, 2013
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Noncurrent:
Government bonds	338	-	31	307
Corporate bonds	491	16	26	481
Fund trusts	68	-	-	68
Equity securities	18,112	16,450	26	34,536

	19,009	16,466	83	35,392

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Investments (continued)

Maturities of available-for-sale debt securities included in investments in the accompanying consolidated balance sheets were as follows at March 31, 2014:

	Millions of yen
	Cost	Fair value
Due after one year through five years	10	10
Due after five years	808	770

	818	780

Realized gains and losses are determined using the average cost method and are reflected in earnings. The gross realized gains were nil and ¥978 million for the three months ended March 31, 2014 and 2013, respectively. The gross realized losses, including write-downs for impairments that were other than temporary, were nil for the three months ended March 31, 2014 and 2013, respectively.

At March 31, 2014, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than twelve months.

Time deposits with original maturities of more than three months are ¥45,880 million and ¥47,914 million at March 31, 2014 and December 31, 2013, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥14,796 million and ¥14,794 million at March 31, 2014 and December 31, 2013, respectively. These investments were not evaluated for impairment at March 31, 2014 and December 31, 2013, respectively, because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	March 31, 2014	December 31, 2013

Notes	15,911	15,461
Accounts	534,197	606,010
Less allowance for doubtful receivables	(12, 813)	(12,730)

	537,295	608,741

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	March 31, 2014	December 31, 2013

Finished goods	396,744	406,443
Work in process	133,564	128,120
Raw materials	19,229	19,210

	549, 537	553,773

(5)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	March 31, 2014	December 31, 2013

Land	281,198	282,484
Buildings	1,564,786	1,570,024
Machinery and equipment	1,736,356	1,736,107
Construction in progress	76,249	73,645

	3,658,589	3,662,260
Less accumulated depreciation	(2,403,155)	(2,383,530)

	1,255,434	1,278,730

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

(6)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	March 31, 2014	December 31, 2013

Notes	7,444	8,005
Accounts	297,387	299,152

	304,831	307,157

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(7)	Equity

The change in the carrying amount of total equity, equity attributable to Canon Inc. stockholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the three months ended March 31, 2014 and 2013 are as follows:

	Millions of yen

	Canon Inc. stockholders’ equity	Noncontrolling interests	Total equity

Balance at December 31, 2013	2,910,262	156,515	3,066,777

Dividends to Canon Inc. stockholders	(73,905)	-	(73,905)
Dividends to noncontrolling interests	-	(1,391)	(1,391)
Equity transactions with noncontrolling interests and other	(6)	(4)	(10)

Comprehensive income:
Net income	47,610	2,968	50,578
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(32,565)	(171)	(32,736)
Net unrealized gains and losses on securities	(1,254)	(65)	(1,319)
Net gains and losses on derivative instruments	2,378	-	2,378
Pension liability adjustments	13,936	1	13,937

Total comprehensive income	30,105	2,733	32,838

Repurchase of treasury stock, net	(50,006)	-	(50,006)

Balance at March 31, 2014	2,816,450	157,853	2,974,303

Balance at December 31, 2012	2,598,026	156,276	2,754,302

Dividends to Canon Inc. stockholders	(80,695)	-	(80,695)
Dividends to noncontrolling interests	-	(1,523)	(1,523)
Equity transactions with noncontrolling interests and other	(549)	691	142

Comprehensive income:
Net income	40,913	814	41,727
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	85,182	418	85,600
Net unrealized gains and losses on securities	793	333	1,126
Net gains and losses on derivative instruments	935	-	935
Pension liability adjustments	(1,079)	63	(1,016)

Total comprehensive income	126,744	1,628	128,372

Balance at March 31, 2013	2,643,526	157,072	2,800,598

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(8)	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for three months ended March 31, 2014 and 2013 are as follows:

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2013	1,734	10,242	(2,408)	(90,214)	(80,646)

Equity transactions with noncontrolling interests and other	-	-	-	-	-
Other comprehensive income (loss) before reclassifications	(32,565)	(1,254)	886	1,490	(31,443)
Amounts reclassified from accumulated other comprehensive income (loss)	-	-	1,492	12,446	13,938

Net change during the period	(32,565)	(1,254)	2,378	13,936	(17,505)

Balance at March 31, 2014	(30,831)	8,988	(30)	(76,278)	(98,151)

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2012	(247,734)	4,146	(4,462)	(119,199)	(367,249)

Equity transactions with noncontrolling interests and other	(74)	-	(2)	(116)	(192)
Other comprehensive income (loss) before reclassifications	85,182	1,634	(2,599)	(1,276)	82,941
Amounts reclassified from accumulated other comprehensive income (loss)	-	(841)	3,534	197	2,890

Net change during the period	85,108	793	933	(1,195)	85,639

Balance at March 31, 2013	(162,626)	4,939	(3,529)	(120,394)	(281,610)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(8)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for three months ended March 31, 2014 and 2013 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *1
	Three months ended March 31, 2014	Three months ended March 31, 2013	Affected line items in consolidated statements of income

Unrealized gains and losses on securities	-	(978)	Other, net
	-	131	Income taxes

	-	(847)	Consolidated net income
	-	6	Net income attributable to noncontrolling interests

	-	(841)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	2,442	5,660	Other, net
	(950)	(2,126)	Income taxes

	1,492	3,534	Consolidated net income
	-	-	Net income attributable to noncontrolling interests

	1,492	3,534	Net income attributable to Canon Inc.

Pension liability adjustments	13,011	353	*2
	(563)	(91)	Income taxes

	12,448	262	Consolidated net income
	(2)	(65)	Net income attributable to noncontrolling interests

	12,446	197	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	13,938	2,890

*1	Amounts in parentheses indicate gains in consolidated statements of income.

*2	This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Net Income Attributable to Canon Inc. Stockholders per Share

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. stockholders per share computations for the three months ended March 31, 2014 and 2013 is as follows:

	Millions of yen
	Three months ended March 31, 2014	Three months ended March 31, 2013
Net income attributable to Canon Inc.	47,610	40,913

	Number of shares
	Three months ended March 31, 2014	Three months ended March 31, 2013
Average common shares outstanding	1,130,613,532	1,152,790,956
Effect of dilutive securities:
Stock options	-	15,091

Diluted common shares outstanding	1,130,613,532	1,152,806,047

	Yen
	Three months ended March 31, 2014	Three months ended March 31, 2013
Net income attributable to Canon Inc. stockholders per share:
Basic	42.11	35.49
Diluted	42.11	35.49

The computation of diluted net income attributable to Canon Inc. stockholders per share for the three months ended March 31, 2014 and 2013 excludes certain outstanding stock options because the effect would be anti-dilutive.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of March 31, 2014 are expected to be recognized in earnings over the next twelve months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at March 31, 2014 and December 31, 2013 are set forth below:

	Millions of yen
	March 31, 2014	December 31, 2013

To sell foreign currencies	298,436	374,699
To buy foreign currencies	36,107	44,726

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at March 31, 2014 and December 31, 2013.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		March 31, 2014	December 31, 2013
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	64	44
Liabilities:
Foreign exchange contracts	Other current liabilities	248	2,267

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		March 31, 2014	December 31, 2013
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	96	210
Liabilities:
Foreign exchange contracts	Other current liabilities	1,973	12,678

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the three months ended March 31, 2014 and 2013.

Derivatives in cash flow hedging relationships

	Millions of yen
Three months ended March 31, 2014	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	3,828	Other, net	(2,442)	Other, net	(32)

	Millions of yen
Three months ended March 31, 2013	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	1,532	Other, net	(5,660)	Other, net	(25)

Derivatives not designated as hedging instruments

	Millions of yen
Three months ended March 31, 2014	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(6,033)

	Millions of yen
Three months ended March 31, 2013	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(23,033)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Commitments and Contingent Liabilities

Commitments

As of March 31, 2014, commitments outstanding for the purchase of property, plant and equipment approximated ¥37,619 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥67,583 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥13,162 million and ¥13,448 million at March 31, 2014 and December 31, 2013, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Future minimum lease payments required under noncancelable operating leases are ¥25,183 million (within one year) and ¥58,902 million (after one year), at March 31, 2014.

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 5 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥11,343 million at March 31, 2014. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at March 31, 2014 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience. Changes in accrued product warranty cost for the three months ended March 31, 2014 and 2013 is summarized as follows:

Three months ended March 31, 2014

Millions of yen
Balance at December 31, 2013	10,890
Addition	4,605
Utilization	(3,802)
Other	(1,023)

Balance at March 31, 2014	10,670

Three months ended March 31, 2013

Millions of yen
Balance at December 31, 2012	12,163
Addition	3,838
Utilization	(3,996)
Other	(727)

Balance at March 31, 2013	11,278

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at March 31, 2014 and December 31, 2013 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments which are disclosed in Note 2.

	Millions of yen
	March 31, 2014		December 31, 2013
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(2,229)	(2,223)	(2,693)	(2,693)
Foreign exchange contracts:
Assets	160	160	254	254
Liabilities	(2,221)	(2,221)	(14,945)	(14,945)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 13.

Foreign exchange contracts

The fair values of foreign exchange contracts are measured based on the market price obtained from financial institutions.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At March 31, 2014 and December 31, 2013, one customer accounted for approximately 18% and 15% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1	-	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2	-

Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	-

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at March 31, 2014 and December 31, 2013.

	Millions of yen
	March 31, 2014
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	111,173	-	111,173
Available-for-sale (noncurrent):
Government bonds	300	-	-	300
Corporate bonds	-	138	342	480
Fund trusts	11	73	-	84
Equity securities	32,489	-	-	32,489
Derivatives	-	160	-	160

Total assets	32,800	111,544	342	144,686

Liabilities:
Derivatives	-	2,221	-	2,221

Total liabilities	-	2,221	-	2,221

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Fair Value Measurements (continued)

	Millions of yen
	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	183,078	-	183,078
Available-for-sale (noncurrent):
Government bonds	307	-	-	307
Corporate bonds	-	141	340	481
Fund trusts	11	57	-	68
Equity securities	34,536	-	-	34,536
Derivatives	-	254	-	254

Total assets	34,854	183,530	340	218,724

Liabilities:
Derivatives	-	14,945	-	14,945

Total liabilities	-	14,945	-	14,945

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active. Level 3 investments are mainly comprised of corporate bonds, which are valued based on cost approach, using unobservable inputs as the market for the assets was not active at the measurement date.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the three months ended March 31, 2014 and 2013.

Three months ended March 31, 2014

Millions of yen
Balance at December 31, 2013	340
Total gains or losses (realized or unrealized):
Included in earnings	-
Included in other comprehensive income (loss)	(16)
Purchases, issuances and settlements	18

Balance at March 31, 2014	342

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Fair Value Measurements (continued)

Three months ended March 31, 2013

Millions of yen
Balance at December 31, 2012	444
Total gains or losses (realized or unrealized):
Included in earnings	2
Included in other comprehensive income (loss)	2
Purchases, issuances and settlements	(26)

Balance at March 31, 2013	422

Gains and losses included in earnings are mainly related to corporate bonds still held at March 31, 2014 and 2013, and are reported in “Other, net” in the consolidated statements of income.

Assets and liabilities measured at fair value on a nonrecurring basis

During the three months ended March 31, 2014 and 2013, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Supplemental Information

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were a net loss of ¥5,807 million and a net gain of ¥3,182 million for the three months ended March 31, 2014 and 2013, respectively.

Advertising costs are expensed as incurred. Advertising expenses were ¥11,288 million and ¥10,603 million for the three months ended March 31, 2014 and 2013, respectively.

Shipping and handling costs totaled ¥11,850 million and ¥10,766 million for the three months ended March 31, 2014 and 2013, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥111,173 million and ¥183,078 million at March 31, 2014 and December 31, 2013, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Supplemental Information (continued)

Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the sales of Canon’s and complementary third-party products primarily in foreign countries. These receivables typically have terms ranging from 1 year to 6 years. Finance receivables are ¥246,766 million and ¥222,764 million at March 31, 2014 and 2013, respectively. Finance receivables which are individually evaluated for impairment at March 31, 2014 and 2013 are not significant.

The activity in the allowance for credit losses is as follows:

    Three months ended March 31, 2014

Millions of yen

Balance at December 31, 2013	7,323

Charge-offs	(213)

Provision	68

Other	(623)

Balance at March 31, 2014	6,555

Three months ended March 31, 2013

Millions of yen

Balance at December 31, 2012	6,908

Charge-offs	(291)

Provision	792

Other	(84)

Balance at March 31, 2013	7,325

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due at March 31, 2014 and December 31, 2013 are not significant.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Segment Information

Canon operates its business in three segments: the Office Business Unit, the Imaging System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

The primary products included in each segment are as follows:

Office Business Unit:

Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) /

Laser printers / Digital production printing systems /

High speed continuous feed printers / Wide-format printers / Document solutions

Imaging System Business Unit:

Interchangeable lens digital cameras / Digital compact cameras /

Digital camcorders / Digital cinema cameras / Interchangeable lenses /

Inkjet printers / Large-format inkjet printers / Commercial photo printers /

Image scanners / Multimedia projectors / Broadcast equipment / Calculators

Industry and Others Business Unit:

Semiconductor lithography equipment /

FPD (Flat panel display) lithography equipment /

Digital radiography systems / Ophthalmic equipment /

Vacuum thin-film deposition equipment/

Organic LED (OLED) panel manufacturing equipment/ Die bonders /

Micromotors / Network cameras / Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Segment Information (continued)

 Information about operating results for each segment for the three months ended March 31, 2014 and 2013 is as follows:

	Office	Imaging System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2014:

Net sales:
External customers	508,099	292,613	67,600	–	868,312
Intersegment	1,077	196	22,170	(23,443)	–

Total	509,176	292,809	89,770	(23,443)	868,312

Operating cost and expenses	436,719	250,783	97,391	780	785,673

Operating profit	72,457	42,026	(7,621)	(24,223)	82,639

2013:

Net sales:
External customers	462,130	297,927	56,596	–	816,653
Intersegment	2,076	180	18,471	(20,727)	–

Total	464,206	298,107	75,067	(20,727)	816,653

Operating cost and expenses	404,135	269,626	82,603	5,516	761,880

Operating profit	60,071	28,481	(7,536)	(26,243)	54,773

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses.

Information by major geographic area for the three months ended March 31, 2014 and 2013 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)
2014:

Net sales:	191,713	228,531	261,911	186,157	868,312

2013:

Net sales:	159,718	232,002	246,365	178,568	816,653

 Net sales are attributed to areas based on the location where the product is shipped to the customers.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Segment Information (continued)

The following information is based on the location of the Company and its subsidiaries. In addition to the disclosure requirements under U.S. GAAP, Canon discloses this information in order to provide financial statements users with useful information.

Information by the location of the Company and its subsidiaries for the three months ended March 31, 2014 and 2013.

	Japan	Americas	Europe	Asia and Oceania	Corporate and eliminations	Consolidated
	(Millions of yen)
2014:

Net sales:
External customers	208,645	228,200	261,573	169,894	–	868,312
Intersegment	407,091	693	11,476	191,634	(610,894)	–

Total	615,736	228,893	273,049	361,528	(610,894)	868,312
Operating cost and expenses	538,797	224,325	268,018	344,640	(590,107)	785,673

Operating profit	76,939	4,568	5,031	16,888	(20,787)	82,639

2013:

Net sales:
External customers	171,874	229,375	246,729	168,675	–	816,653
Intersegment	425,726	2,578	11,731	190,528	(630,563)	–

Total	597,600	231,953	258,460	359,203	(630,563)	816,653
Operating cost and expenses	533,827	228,627	264,474	345,014	(610,062)	761,880

Operating profit	63,773	3,326	(6,014)	14,189	(20,501)	54,773

(16)	Subsequent Event

On May 8, 2014, the Board of Directors of the Company approved a plan to repurchase its own shares under Article 156, as applied pursuant to paragraph 3, Article 165, of the Corporation Law of Japan, as follows.

1. Reason for repurchase:	The Company decided to acquire its own shares with the aim of improving capital efficiency and ensuring a flexible capital strategy that provides for such future transactions as share exchanges.

2. Method of repurchase:	Market trade

3. Total number of shares to be repurchased:	Up to 17.0 million shares of the Company’s common stock

4. Total cost of repurchase:	Up to ¥50.0 billion

5. Period of repurchase:	From May 9, 2014 to July 29, 2014.

(2)	Other Information

None.